October 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn. Office of Trade & Services

Re:	Exela Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022, Filed April 3, 2023
Form 8-K, Filed August 14, 2023
File No. 001-36788

Greetings:

We hereby respond to the comments made by the Division of Corporation Finance, Office of Trade & Services (the “Staff”) in your letter dated September 6, 2023, related to the above-referenced filings of Exela Technologies, Inc. (the “Company” or “Exela”). We appreciate the Staff’s comments and the opportunity to respond. For ease of reference, the Staff’s comment is repeated in bold, italicized text below, immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Note Regarding Non-GAAP Financial Measures, page 51

1.	We note that you make adjustments for optimization and restructuring expenses, transaction and integration costs and contract costs in calculating Adjusted EBITDA and that you have incurred most of these costs in every period from 2016 on. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We respectfully advise the Staff that the adjustments for optimization and restructuring expenses, transaction and integration costs result from process transformation, customer transformation and post-merger or acquisition integration and are not normal, recurring, cash operating expenses. The adjustment for contract costs represents costs incurred on a one-time basis for new projects, contract start-up costs and project ramp costs. All of these expenses and costs are variable and dependent upon the nature of the actions being implemented and can vary significantly driven by business needs.

Further, our secured debt documents permit us to add back these kinds of expenses in determining Adjusted EBITDA (as defined in those agreements) and was used thereunder in determining our financial maintenance covenants and for various calculations required to be performed to determine what we are, or were, permitted to do under those agreements. Accordingly, we have reported on this metric using a consistent methodology, since our business combination in 2017, as we believe it is an important measure of our financial performance and our ability to take certain actions in operating our business.

We considered Question 100.01 of the Commission’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations which suggests that “presenting a non-GAAP performance measure that excludes normal, recurring cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading...” As discussed above, the Company respectfully submits that these adjustments provide a meaningful alternative view that is important to understanding the Company’s operating results and earnings trends especially given their historical presentation. We will consider providing additional explanation of the relation of Adjusted EBITDA to our credit documents along with additional explanation in future filings.

2.	We note your adjustment for other charges including non-cash. Please quantify for us the amount for each of the categories included in this adjustment for the years provided. Please tell us how you determined that excluding the accelerated ASC 842 amortization of operating lease ROU asset does not substitute an individually tailored recognition and measurement method for those of GAAP. For amounts related to severance, retention bonus, facility consolidation, relocation and recruitment costs, loss contracts, network outage costs and other transition costs, please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Below please find the amount for each of the categories included in the adjustment for other charges including non-cash for each of 2022, 2021 and 2020:

Our GAAP presentation appropriately accounts for accelerated amortization; the reviewed section involves identified addbacks. As discussed above, we add back accelerated amortization as well as amounts related to severance, retention bonus, facility consolidation, relocation and recruitment costs, loss contracts, network outage costs and other transition costs and similar expenses in determining Adjusted EBITDA under our secured debt agreements which is used thereunder in determining various calculations. We have reported on these items in a consistent manner since our business combination in 2017.

We also considered Question 100.01 and considered Question 100.04 of the Commission’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations which states that “... non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading” in connection with these disclosures. While we do not believe our current presentation to be misleading, we will consider providing additional explanation of the relation of Adjusted EBITDA to our debt documents along with additional explanation in future filings.

Critical Accounting Policies and Estimates

Impairment of goodwill, long-lived and other intangible assets, page 63

3.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;
●	the amount of goodwill allocated to the reporting unit;
●	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
●	a discussion of the degree of uncertainty associated with the assumptions; and
●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

We acknowledge the Staff’s comment. With respect to the section the Staff commented on, we note that our ITPS reporting unit failed the quantitative impairment test, which resulted in the Company recognizing an impairment charge during the third and fourth quarters of 2022. We refer the Staff to the disclosure on page 64, where we discuss the factors contributing to this charge. We note that none of our other reporting units (HS and LLPS) were at risk of failing the quantitative impairment test, and the fair values of each of our other reporting units substantially exceeded their carrying values.

In future filings, the Company will revise its disclosure to state, as and where applicable, that “the estimated fair values of our other reporting units substantially exceeded their carrying values and are not at risk of failing the quantitative impairment test.” In future filings, if a reporting unit is at risk of failing the quantitative impairment test, the Company will also disclose that the reporting unit is at risk of failing the quantitative impairment test, and the Company will also disclose, as appropriate, the additional information prescribed in the bullets above.

Form 8-K Filed August 14, 2023

Exhibit 99.1, page 1

4.	Reference is made to your disclosure of gross profit. We note this measure does not include depreciation and amortization. Please tell us your consideration of SAB Topic 11:B.

We acknowledge the Staff’s comment. While the Company defined gross profit in the footnotes to the Preliminary Second Quarter Highlights,1 in consideration of the guidance in SAB Topic 11:B, Regulation S-X Rule 5-03.2, and the definition of gross margin in the FASB Master Glossary, and in order to better distinguish this non-GAAP measure from similar GAAP terms, we will use the term “Contribution Margin” in lieu of “Gross Profit” in the Company’s future earnings releases.

In addition, and in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, in our future earnings releases we will also include additional disclosure to reconcile “Contribution Margin” to the most directly comparable corresponding GAAP measure. We believe that Operating Income (a profitability measure) is the most directly comparable GAAP measure from which to reconcile our Contribution Margin. Management believes that our investors understand the components of Contribution Margin relative to our Operating Profit (Loss) and use it as one of the financial measures to assess financial performance of our businesses. Management also believes that Operating Profit (Loss) provides our investors a complete view of our profitability that considers the impact that other operating costs have on our businesses.

We trust that the foregoing have been responsive to your comments. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 310.857.6320, if you have questions regarding our response or related matters.

Very truly yours,

/s/ Par Chadha
Par Chadha
Executive Chairman

1 “Gross Profit is defined as revenue less cost of revenue excluding depreciation and amortization”